UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

IDLE MEDIA, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

451681 106
(CUSIP Number)

Marcus Frasier
216 S. Centre Avenue
Leesport, PA 19533
(484) 671-2241
with a copy to:

Stoecklein Law Group, LLP.
401 West A Street, Suite 1150
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451681 106 Page 2 of 6 Pages

1           NAME OF REPORTING PERSON                                                                                                Idle Media, LLC.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                      (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	40,000,000

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	40,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           40,000,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                        68.3%

14           TYPE OF REPORTING PERSON*                                                                                                (OO) OTHER

CUSIP No. 451681 106 Page 3 of 6 Pages

1           NAME OF REPORTING PERSON                                                                                                Marcus Frasier

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                       (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	40,000,000

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	40,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           40,000,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                       68.3%

14           TYPE OF REPORTING PERSON*                                                                                                (IN) INDIVIDUAL

CUSIP No. 451681 106 Page 4 of 6 Pages

Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Idle Media, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 216 S. Centre Avenue, Leesport, PA 19533.

Item 2.                      Identity and Background

This statement represents the joint filing of Idle Media, LLC., a limited liability company (“LLC”), and Marcus Frasier (“Mr. Frasier”, and collectively, the “Reporting Persons”).

(a)	LLC, a Pennsylvania limited liability company.

Mr. Frasier, an individual, is a United States citizen, and is the President, Chief Executive Officer and Director of the Issuer. Additionally, Mr. Frasier is the President, a member of the Board of Directors, and 100% controlling stockholder of LLC.

(b)	The address of the Reporting Persons is 216, S. Centre Avenue, Leesport, PA 19533.

(c)	The principal business of LLC is to develop and operate websites and mobile applications that fit the needs of a specific user-base or audience.

Mr. Frasier is employed by the Issuer.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Frasier is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration required by LLC to acquire the common stock pursuant to the Stock Exchange Agreement (as defined and described in the response to Item 4) was 1,000 membership units, constituting 100% of the issued and outstanding membership units of DatPiff, LLC.

Item 4.                      Purpose of Transaction

On March 18, 2010, LLC entered into a stock exchange agreement (the “Exchange Agreement”) with the Issuer, pursuant to which LLC agreed to exchange 1,000 membership units, constituting 100% of the issued and outstanding membership units of DatPiff, LLC, a Pennsylvania corporation, in consideration for the issuance 40,000,000 shares of the Issuer’s restricted common stock. The exchange was completed on May 19, 2010.

CUSIP No. 451681 106 Page 5 of 6 Pages

The Reporting Persons hold the Issuer’s securities for investment purposes and intend to continue to evaluate their respective investments in the securities.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                      Interest in Securities of Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by this reference.

(a)
As of the filing date of the Schedule 13D, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote the 40,000,000 shares of common stock, which represents approximately 68.3% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by the Reporting Persons by 58,483,250 shares (the number of outstanding shares of common stock of the Issuer as of August 8, 2012, based upon the Issuer’s certified stockholder list).

(b)	LLC, has shared power to vote and shared power to dispose of the number of shares set forth on the cover page of this Schedule 13D.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1                      Joint Filing Agreement dated August 10, 2012 between Idle Media, LLC and Marcus Frasier.

CUSIP No. 451681 106 Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      August 13, 2012

By: /S/ Marcus Frasier
Marcus Frasier